Appendix A

Fund	Operating Expense Limit

FAMCO MLP & Energy Infrastructure Fund	1.00%

FAMCO MLP & Energy Income Fund– Class A	1.50%

FAMCO MLP & Energy Income Fund – Class I	1.25%